UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Dr. Foods, Inc.,

Formerly Known as “Catapult Solutions, Inc.”

(Name of Issuer)

Preferred Stock, $0.0001 par value per share

(Title of Class of Securities)

The Issuer has no associated CUSIP number for its shares of Preferred Stock

(CUSIP Number)

July 23, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP: The Issuer has no associated CUSIP number for its shares of Preferred Stock.	13G	Page 2 of 5 Pages

1.		Names of Reporting Persons. CRS Consulting, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instruction)	(a) ☐
(b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization Wyoming
Number of	5.	Sole Voting Power 0
Shares Beneficially Owned by	6.	Shared Voting Power 0
Each Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row 9 0% (1)
12.		Type of Reporting Person (See Instructions) OO

(1)

On July 20, 2021, Dr. Foods, Inc., at the time known as Catapult Solutions, Inc., a Nevada Corporation (the “Company”), entered into a Share Purchase Agreement (the “Agreement”) by and among CRS Consulting, LLC, a Wyoming Limited Liability Company (“CRS”), White Knight Co., Ltd., a Japan Company (“WKC”), and Next Meats Holdings, Inc., a Nevada Company (“NXMH”), pursuant to which, on July 23, 2021, (“Closing Date”), CRS sold 10,000 shares of the Company’s Series Z Preferred Stock, representing approximately 81.20% voting control of the Company; 5,000 shares of Series Z Preferred Stock were transferred to WKC and 5,000 shares of Series Z Preferred Stock were transferred to NXMH. Following this transaction CRS ceased to have any shares of any kind of the issuer.

CUSIP: The Issuer has no associated CUSIP number for its shares of Preferred Stock.	13G	Page 3 of 5 Pages

ITEM 1.

(a)	Name of Issuer Dr. Foods, Inc., Formerly Known as, “Catapult Solutions, Inc.”

(b)	Address of Issuer’s Principal Executive Offices 3F K’s Minamiaoyama 6-6-20 Minamiaoyama, Minato-ku,Tokyo 107-0062, Japan

ITEM 2.

(a)	Name of Person Filing CRS Consulting, LLC

(b)	Address of Principal Business Office or, if none, Residence 780 Reservoir Avenue, #123 Cranston, RI 02910

(c)	Citizenship or Place of Organization Wyoming

(d)	Title of Class of Securities Series Z Preferred Stock, $0.0001 par value per share

(e)	CUSIP Number The Issuer has no associated CUSIP number for its shares of Preferred Stock.

ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in Section 2(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

CUSIP: The Issuer has no associated CUSIP number for its shares of Preferred Stock.	13G	Page 4 of 5 Pages

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

ITEM 4    OWNERSHIP.

The information relating to the beneficial ownership of Series Z Preferred Stock which the Reporting Person may have been deemed to have beneficially owned set forth in Items 5-11 on the preceding pages of this Schedule 13G is incorporated herein by reference.

(1)

On July 20, 2021, Dr. Foods, Inc., at the time known as Catapult Solutions, Inc., a Nevada Corporation (the “Company”), entered into a Share Purchase Agreement (the “Agreement”) by and among CRS Consulting, LLC, a Wyoming Limited Liability Company (“CRS”), White Knight Co., Ltd., a Japan Company (“WKC”), and Next Meats Holdings, Inc., a Nevada Company (“NXMH”), pursuant to which, on July 23, 2021, (“Closing Date”), CRS sold 10,000 shares of the Company’s Series Z Preferred Stock, representing approximately 81.20% voting control of the Company; 5,000 shares of Series Z Preferred Stock were transferred to WKC and 5,000 shares of Series Z Preferred Stock were transferred to NXMH. Following this transaction CRS ceased to have any shares of any kind of the issuer.

The aggregate amount of Preferred Stock held by CRS Consulting, LLC, a Wyoming Limited Liability Company (“CRS”), as of July 23, 2021, included: (i) 0 Preferred Shares of Series Z stock representing approximately 0% voting control of the Company. Jeffrey DeNunzio, Thomas DeNunzio and Paul Moody are equitable members of CRS.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

NOT APPLICABLE

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

NOT APPLICABLE

ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

NOT APPLICABLE

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

NOT APPLICABLE

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

NOT APPLICABLE

ITEM 10.   CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not registered with the Commission and were originally, prior to their disposal on July 23, 2021, acquired before the automatic effective date of the Form 10 registration statement on July 2, 2021.

CUSIP: The Issuer has no associated CUSIP number for its shares of Preferred Stock.	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 10, 2021
(Date)

/s/ Jeffrey DeNunzio Managing Member
(Signature)

Jeffrey DeNunzio Managing Member
(Name/Title)